UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CGGVeritas
(Name of Issuer)

Ordinary Shares, nominal value €.40 per share
(Title of Class of Securities)

F2349S108
(CUSIP Number)

May 28, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group Not applicable.		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,483,473
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,483,473
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,483,473		☐
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Person Fonds Stratégique d’Investissements
2.	Check the Appropriate Box if a Member of a Group Not applicable.		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,089,680
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,089,680
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,089,680		☐
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) OO

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), the Caisse des Dépôts et Consignations, a major French state-owned financial institution (établissement special) and the Fonds Stratégique d’Investissement, a French société anonyme (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, nominal value €0.40 per share (the “Common Stock”), of CGGVeritas (the “Issuer”).

Item 1.

(a)           Name of Issuer:

CGGVeritas

(b)           Address of Issuer’s Principal Executive Offices:

Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France

Item 2.

(a)           Name of Person Filing:

(i) Caisse des Dépôts et Consignations (“CDC”)

(ii) Fonds Stratégique d’Investissement (“FSI”)

(b)           Address of Principal Business Office or, if None, Residence:

CDC and FSI:       56, rue de Lille, 75007 Paris, France

(c)           Citizenship:

See Item 4 of each of the cover pages.

(d)           Title of Class of Securities:

Ordinary shares, nominal value €0.40 per share

(e)           CUSIP Number:

F2349S108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                   Ownership

(a) Amount Beneficially Owned:

As of the date hereof, FSI holds directly 9,089,680 shares of the Common Stock of the Issuer.

As of the date hereof, CDC does not hold any shares of the Common Stock of the Issuer directly.  CDC is the beneficial owner of an aggregate of 9,483,473 shares of the Common Stock of the Issuer: 9,089,680 shares (approximately 6.0%) indirectly through its ownership of 51% of FSI, and 393,793 shares (approximately 0.3%) indirectly through its wholly-owned subsidiary CDC Entreprises Valeurs Moyennes (CDCEVM).

(b) Percent of Class: See Item 11 of each of the cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii) Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv) Shared power to dispose or to direct the disposition of:  See Item 8 of each of the cover pages.

Item 5.                   Ownership of Five Percent or Less of a Class

 Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.                   Identification and Classification of Members of the Group

Not applicable.

Item 9.                   Notice of Dissolution of Group

Not applicable.

Item 10.                   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2010

CAISSE DES DEPOTS ET CONSIGNATIONS
By:	/s/ Eric Flamarion Name: Eric Flamarion Title: Head of Finance Division

FONDS STRATEGIQUE D’INVESTISSEMENT
By:	/s/ Gilles Michel Name: Gilles Michel Title: Chief Executive Officer

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement